UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRANSACT TECHNOLOGIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

892918103

(CUSIP Number)

Grand Slam Asset Management, LLC

Attn: Mitchell Sacks

2160 North Central Road, Suite 306

Fort Lee, NJ 07024

(201) 346-4335

with a copy to:

Ricardo Davidovich, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, NY 10112

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103
1. Names of Reporting Persons Grand Slam Asset Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 529,239
9. Sole Dispositive Power 0
10. Shared Dispositive Power 529,239
11. Aggregate Amount Beneficially Owned by Each Reporting Person 529,239
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.1%
14. Type of Reporting Person (See Instructions) IA

CUSIP No. 892918103
1. Names of Reporting Persons Grand Slam Capital Master Fund, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 436,939
9. Sole Dispositive Power 0
10. Shared Dispositive Power 436,939
11. Aggregate Amount Beneficially Owned by Each Reporting Person 436,939
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.9%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 892918103
1. Names of Reporting Persons Mitchell Sacks
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,900 (1)
8. Shared Voting Power 539,239 (2)
9. Sole Dispositive Power 3,900 (1)
10. Shared Dispositive Power 539,239 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 543,139
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.3%
14. Type of Reporting Person (See Instructions) IN, HC

(1) Includes 3,900 shares of Common Stock directly held in Mr. Sacks’ individual retirement account.
(2) Includes 10,000 shares of Common Stock owned by Mr. Sacks’ spouse.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value (the “Common Stock”), of Transact Technologies Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the SEC.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“Following the Letter that was sent to the Board on December 18, 2018, Grand Slam Asset Management sent a follow-up letter, dated May 20, 2019 (the “May Letter”), to the Board discussing, among other things, (i) its support of Emanuel Hilario and Ms. Olinger for election to the Board and (ii) its gratitude to the Board and management for open communication and increased shareholder outreach. The foregoing is qualified in its entirety by reference to the May Letter, which is attached hereto as Exhibit 99.3 and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)            The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Grand Slam Asset Management is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, Grand Slam Capital Master Fund. Grand Slam Asset Management is an advisor for the Managed Accounts and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. Mr. Sacks is the managing member of, and may be deemed to beneficially own securities beneficially owned by, Grand Slam Asset Management. Grand Slam Capital Master Fund, the Managed Accounts and Mr. Sacks (and Mr. Sacks’ spouse) are the record and direct beneficial owner of the securities covered by this statement. Grand Slam Capital Master Fund disclaims beneficial ownership of the shares held by the Managed Accounts and Mr. Sacks (including the shares owned by Mr. Sacks’ spouse).

As the investment manager of Grand Slam Capital Master Fund and the Managed Accounts, Grand Slam Asset Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Grand Slam Capital Master Fund and the Managed Accounts. Grand Slam Asset Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Grand Slam Capital Master Fund, the Managed Accounts and Mr. Sacks (including the shares owned by Mr. Sacks’ spouse).

As the managing member of Grand Slam Asset Management, Mr. Sacks may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Grand Slam Asset Management. Mr. Sacks disclaims beneficial ownership of any shares of Common Stock beneficially owned by Grand Slam Asset Management and Mr. Sacks’ spouse.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)            Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)            Not applicable.

(e)            Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on December 18, 2018).
99.2	Letter to the Board of Directors of Transact Technologies Inc. from Grand Slam Asset Management, LLC dated December 18, 2018 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on December 18, 2018).
99.3	Letter to the Board of Directors of Transact Technologies Inc. from Grand Slam Asset Management, LLC May 20, 2019 (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20,2019	Grand Slam Asset Management, LLC

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks
	Title:	Member

Grand Slam Capital Master Fund, Ltd.

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks
	Title:	Director

Mitchell Sacks

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF TRANSACT TECHNOLOGIES INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share (1)
Grand Slam Capital Master Fund Ltd.	May 9, 2019	Open Market Sales	1,100	$9.51

(1)	Excluding commissions.